

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2023

Haogang Yang
Chief Executive Officer
Global Mofy Metaverse Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

  Re: Global Mofy Metaverse Ltd
    Draft Registration Statement on Form F-1
    Submitted November 27, 2023
    CIK: 0001913749

Dear Haogang Yang:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Matthew Derby at 202-551-3334 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology